Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter and First Half 2022 Financial Results: Net Income for the Second Quarter Reached $32.9 Million

Double-digit growth recorded across all key financial indices for the first half: revenues, gross profit, operating income, and net income attributable to Formula’s shareholders.

Or Yehuda, Israel, August 17, 2022 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter and six month-period ended June 30, 2022.

Financial Highlights for the Second Quarter Ended June 30, 2022

●	Consolidated revenues for the second quarter ended June 30, 2022 increased by 9.6% to $644.6 million, compared to $587.9 million in the second quarter of the previous year.

●	Consolidated operating income for the second quarter ended June 30, 2022 increased by 97.0% to $99.5 million, compared to $50.5 million in the second quarter of the previous year. Operating income for the second quarter of 2022 included a capital gain realized from the disposition of a Matrix IT subsidiary in an amount of $44.2 million. Excluding such impact, consolidated operating income for the second quarter ended June 30, 2022, increased by 9.5% compared to the second quarter of the previous year.

●	Consolidated net income attributable to Formula’s shareholders for the second quarter ended June 30, 2022 increased by 147% to $32.9 million, or $2.12 per fully diluted share, compared to $13.3 million, or $0.86 per fully diluted share, in the second quarter of the previous year. Net income for the second quarter of 2022 was positively impacted by approximately $17.1 million of income realized from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the second quarter ended June 30, 2022 increased by 18.9% year over year compared to the second quarter of the previous year.

Financial Highlights for the Six Month-Period Ended June 30, 2022

●	Consolidated revenues for the first half ended June 30, 2022 increased by 12.2% to $1.3 billion, compared to $1.16 billion in the first half of the previous year.

●	Consolidated operating income for the first half ended June 30, 2022 increased by 62.2% to $158.9 million, compared to $98.0 million in the first half of the previous year. Operating income for the first half of 2022 included a capital gain realized from the disposition of a Matrix IT subsidiary in an amount of $44.2 million. Excluding such impact, consolidated operating income for the first half ended June 30, 2022, increased by 17.1% compared to the first half of the previous year.

●	Consolidated net income attributable to Formula’s shareholders for the first half ended June 30, 2022 increased by 90.9% to $49.2 million, or $3.18 per fully diluted share, compared to $25.8 million, or $1.66 per fully diluted share, in the first half of the previous year. Net income for the first half of 2022 was positively impacted by approximately $17.1 million of income realized from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the first half ended June 30, 2022 increased by 24.6% year over year compared to the first half of the previous year.

●	As of June 30, 2022, Formula held 48.7%, 43.9%, 46.3%, 100%, 50%, 90.1%, 80% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd. and ZAP Group Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and investments in marketable securities totaled approximately $451.5 million as of June 30, 2022, compared to $512.5 million as of December 31, 2021.

●	Total equity as of June 30, 2022 was $1.16 billion (representing 44.5% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.9% of the total consolidated statements of financial position) as of December 31, 2021.

Debentures Covenants

As of June 30, 2022, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of June 30 was equal to $540.7 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of June 30, 2022, was equal to 8.6%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters and excluding a capital gain of $44.2 million realized from the disposition of a Matrix IT subsidiary), as of June 30, 2022, was equal to 0.25.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “I am proud that the momentum we saw coming out of 2021 has continued throughout the first half of 2022, reflected in all-time high first half financial results across all our key financial indices. We continue to demonstrate strong results in 2022, delivering solid growth in revenue, reaching $644.6 million in revenues for the second quarter, with a record-breaking net income for the second quarter of $15.9 million that reflected 18.9% year over year growth, excluding the impact of the disposition of Infinity Labs Ltd, a subsidiary of Matrix I.T Ltd. These outstanding results stand as a testament to our strong fundamentals and our pivotal role in influencing our customers’ growth strategies across all the areas in which we operate. Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly the challenging macro-economic environment, as well as the fierce competition over talented IT workforce. We continue our efforts across our entire group to adhere to our core values of innovation, professionalism, agility and transparency, which allow us to continue to create significant value for our customers in managing, streamlining, accelerating and contributing to their growth. We continue to invest organically and inorganically in our service lines and are excited about the innovative capabilities we are building to drive continued long term profitable growth and shareholder value.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, triggered in part by the COVID-19 (coronavirus) pandemic, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on May 16, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenues	644,594	587,875	1,302,162	1,160,518
Cost of revenues	495,783	446,934	998,325	894,019

Gross profit	148,811	140,941	303,837	266,499
Research and development costs, net	17,848	16,321	35,198	32,325
Selling, marketing and general and administrative expenses	75,636	74,086	153,913	136,186
Capital gain from realization of a Matrix IT's subsidiary	44,208	-	44,208	-
Operating income	99,535	50,534	158,934	97,988

Financial expenses, net	3,716	5,940	8,399	11,043

Income before taxes on income	95,819	44,594	150,535	86,945
Taxes on income	21,421	10,844	32,923	20,193

Income after taxes	74,398	33,750	117,612	66,752
Share of profit of companies accounted for at equity, net	380	431	613	661

Net income	74,778	34,181	118,225	67,413
Net income attributable to non-controlling interests	41,835	20,846	69,048	41,659

Net income attributable to Formula Systems' shareholders	32,943	13,335	49,177	25,754

Earnings per share (basic)	2.16	0.87	3.24	1.68
Earnings per share (diluted)	2.12	0.86	3.18	1.66

Number of shares used in computing earnings per share (basic)	15,295,517	15,289,267	15,293,955	15,289,267
Number of shares used in computing earnings per share (diluted)	15,487,852	15,362,906	15,496,092	15,350,431

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	412,096	485,391
Short-term deposits	38,322	25,924
Marketable securities	1,049	1,142
Trade receivables, net	656,504	696,321
Other accounts receivable and prepaid expenses	70,653	72,118
Inventories	36,744	21,221
Total current assets	1,215,368	1,302,117

LONG-TERM ASSETS:
Deferred taxes	40,360	46,364
Other investments, long-term accounts receivable and prepaid expenses	30,072	23,676
Investments in companies accounted for at equity method	26,628	28,900
Property, plants and equipment, net	53,096	56,886
Right-of-use assets	97,427	115,833
Net intangible assets and goodwill	1,144,895	1,174,790
Total long-term assets	1,392,478	1,446,449

TOTAL ASSETS	2,607,846	2,748,566

CURRENT LIABILITIES:
Loans and credit from banks and others	223,387	175,696
Debentures	36,402	48,455
Current maturities of lease liabilities	37,798	41,655
Trade payables	183,923	205,835
Deferred revenues	135,373	140,660
Employees and payroll accrual	188,039	207,553
Other accounts payable	59,936	80,411
Liabilities in respect of business combinations	12,138	7,773
Put options of non-controlling interests	43,679	39,558
Total current liabilities	920,675	947,596

LONG-TERM LIABILITIES:
Loans from banks and others	129,435	157,229
Debentures	171,106	205,035
Lease liabilities	68,939	84,839
Other long-term liabilities	11,293	12,183
Deferred taxes	70,366	78,135
Deferred revenues	13,196	17,757
Liabilities in respect of business combinations	25,668	21,644
Put options of non-controlling interests	25,676	31,720
Employees benefit liabilities, net	10,070	12,641
Total long-term liabilities	525,749	621,183

EQUITY
Equity attributable to Formula Systems' shareholders	540,672	540,960
Non-controlling interests	620,750	638,827
Total equity	1,161,422	1,179,787

TOTAL LIABILITIES AND EQUITY	2,607,846	2,748,566

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	14,653	14,163
Dividend receivable	2,286	-
Other accounts receivable and prepaid expenses	5,182	4,513
Total current assets	22,121	18,676

LONG-TERM ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	164,379	154,391
Sapiens International Corporation N.V.	219,464	231,130
Magic Software Enterprises Ltd.	122,131	122,358
Other	157,358	174,481
Total investment in subsidiaries and a jointly controlled entity	663,332	682,360

Long term receivables and other investments	2,263	2,547
Property, plants and equipment, net	9	10
Total long-term assets	665,604	684,917

TOTAL ASSETS	687,725	703,593

CURRENT LIABILITIES:
Loans from banks and others	10,000	-
Debentures	15,273	28,654
Trade payables	232	192
Other accounts payable	7,570	5,339
Put options of non-controlling interests	1,082	-
Liability in respect of a business combination	1,022	-
Total current liabilities	35,179	34,185

LONG-TERM LIABILITIES:
Debentures	111,874	126,049
Put options of non-controlling interests	-	1,249
Liability in respect of a business combination	-	1,150
Total long-term liabilities	111,874	128,448

EQUITY	540,672	540,960

TOTAL LIABILITIES AND EQUITY	687,725	703,593

(*)	The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.